UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.7)*

                        FLEXIINTERNATIONAL SOFTWARE, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   338923 10 5
                                 (CUSIP Number)

                                 Kenneth Bochat
                            W.R. Hambrecht + Co., LLC
                          539 Bryant Street, Suite 100
                             San Francisco, CA 94107
                                 (415) 551-8600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    12/04/01
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the Notes).


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



                                 SCHEDULE 13D

-------------------------------------------------------------------------------------------

1               NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                W.R. Hambrecht + Co., LLC
                943289837
-------------------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (X)
                                                                                    (b) ( )
-------------------------------------------------------------------------------------------
3               SEC USE ONLY

-------------------------------------------------------------------------------------------
4               SOURCE OF FUNDS (SEE INSTRUCTIONS)

                WC

--------------------------------------------------------------------------------------------
5               CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
                2(d) or 2(e) (  )

--------------------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------------------
NUMBER OF       7         SOLE VOTING POWER
SHARES
BENEFICIALLY              None
OWNED BY EACH
REPORTING
PERSON WITH
                -----------------------------------------------------------------------------
                8         SHARED VOTING POWER

                           4,116,711

                -----------------------------------------------------------------------------
                9         SOLE DISPOSITIVE POWER

                          None

                -----------------------------------------------------------------------------
                10        SHARED DISPOSITIVE POWER

                          4,116,711

---------------------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,116,711

---------------------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
                INSTRUCTIONS)(  )

---------------------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 23.1%

---------------------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                BD
---------------------------------------------------------------------------------------------



                                  Page 3 of 11


                                  SCHEDULE 13D

---------------------------------------------------------------------------------------------
1               NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                W.R. Hambrecht + Co., Inc.
                943330806
---------------------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (X)
                                                                                    (b) ( )
---------------------------------------------------------------------------------------------
3               SEC USE ONLY

---------------------------------------------------------------------------------------------
4               SOURCE OF FUNDS (SEE INSTRUCTIONS)

                WC

---------------------------------------------------------------------------------------------
5               CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
                2(d) or 2(e) (  )

---------------------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
---------------------------------------------------------------------------------------------
NUMBER OF       7         SOLE VOTING POWER
SHARES
BENEFICIALLY              None
OWNED BY EACH
REPORTING
PERSON WITH
                -----------------------------------------------------------------------------
                8         SHARED VOTING POWER

                           4,116,711
                -----------------------------------------------------------------------------
                9         SOLE DISPOSITIVE POWER

                          None
                -----------------------------------------------------------------------------
                10        SHARED DISPOSITIVE POWER

                          4,116,711

---------------------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,116,711 (1)

---------------------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
                INSTRUCTIONS)(  )

---------------------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 23.1%
---------------------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                HC
---------------------------------------------------------------------------------------------
1. W.R.  Hambrecht + Co.,  Inc.  ("WRH") is the sole member of the LLC and holds 100% of the equity interest therein.


                                  Page 4 of 11



                               SCHEDULE 13D

---------------------------------------------------------------------------------------------
1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              William R. Hambrecht

---------------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (X)
                                                                                  (b) ( )
---------------------------------------------------------------------------------------------
3             SEC USE ONLY

---------------------------------------------------------------------------------------------
4             SOURCE OF FUNDS (SEE INSTRUCTIONS)

              PF, AF
---------------------------------------------------------------------------------------------
5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
              or 2(e) (  )
---------------------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
---------------------------------------------------------------------------------------------
              7        SOLE VOTING POWER
NUMBER OF
SHARES                 616,962
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
              -------------------------------------------------------------------------------
              8        SHARED VOTING POWER

                        4,116,711

              -------------------------------------------------------------------------------
              9        SOLE DISPOSITIVE POWER

                       616,962

              -------------------------------------------------------------------------------
              10       SHARED DISPOSITIVE POWER

                        4,116,711
---------------------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               4,733,673(1)
---------------------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
              INSTRUCTIONS) (  )

---------------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              26.6%
---------------------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              IN
---------------------------------------------------------------------------------------------

1.    As of September 30, 2001 , Mr. Hambrecht has a 15.3% ownership interest in W.R.
      Hambrecht + Co., Inc. ("WRH"), the corporation that owns 100% of  W.R. Hambrecht + Co.,
      LLC (the "LLC").  The LLC directly owns  4,116,711 shares of Flexiinternational Software,
      Inc.  Mr. Hambrecht directly owns 616,962 shares of Flexiinternational Software, Inc.
      Mr. Hambrecht disclaims beneficial ownership of all the shares of Flexiinternational
      Software, Inc. held directly by the LLC other than with respect to 629,856 shares represented by his proportionate ownership interest in the LLC.

                            Statement on Schedule 13D

      This filing is the Seventh Amendment on Schedule 13D of W.R. Hambrecht + Co., LLC ("LLC"), W.R. Hambrecht + Co., Inc. ("WRH") and William R. Hambrecht with respect to the beneficial ownership by the LLC, WRH and Mr. Hambrecht of shares of common stock, $.01 par value per share ("Common Stock"), of Flexiinternational Software, Inc., a Delaware corporation ("Issuer"). The filing of this Schedule 13D ("Amended Statement") is occasioned by the purchase of 35,000 shares as described in Item 5(c) below.

      To the extent that any information is provided herein with respect to the Issuer, such information is provided to the knowledge of the LLC, WRH and Mr. Hambrecht.

ITEM 1.     SECURITY AND ISSUER.

      The Amended Statement relates to shares of the Common Stock, $.01 par value per share, of Flexiinternational, Inc., a Delaware corporation. The address of the Issuer's principal executive offices is Two Enterprise Drive, Shelton, Connecticut 06484.

ITEM 2.     IDENTITY AND BACKGROUND.

      The Amended Statement is being filed jointly by William R. Hambrecht, WRH and the LLC.

      (a)   (i) W.R. Hambrecht + Co., LLC.
            (ii) W.R. Hambrecht + Co., Inc.
            (iii) William R. Hambrecht.

      (b) (i) The LLC's principal business address is 539 Bryant Street, Suite 100 San Francisco, CA 94107.
            (ii) WRH's principal business address is 539 Bryant Street, Suite 100 San Francisco, CA 94107.
            (iii) Mr. Hambrecht's principal address is 539 Bryant Street, Suite 100 San Francisco, CA 94107.

      (c)   (i) The LLC is a Broker/Dealer.
            (ii) WRH is the sole member of the LLC.
            (iii) Mr. Hambrecht is the sole Manager of the LLC.

      (d) During the past five years, neither the LLC, WRH nor Mr. Hambrecht has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the past five years, neither the LLC, WRH nor Mr. Hambrecht has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

      (f)   (i) The LLC is organized under the laws of the State of Delaware.
            (ii) WRH is organized under the laws of the State of Delaware.
            (iii) Mr. Hambrecht is a citizen of the United States of America.

ITEM 3      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Working Capital of the LLC.

ITEM 4.     PURPOSE OF TRANSACTION.

      The acquisitions of Common Stock by the LLC were made as long-term investments of the LLC or in connection with its role as a market maker of Issuer. Except as noted below, neither Mr. Hambrecht, WRH nor the LLC has any present plans or proposals that relate to or would result in or cause:

      (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b)   an   extraordinary   corporate   transaction,   such  as  a  merger,
            reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the Issuer;

      (f) any other material change in the Issuer's business or corporate structure;

      (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j)   any action similar to any of those enumerated above.

      The filing persons reserve the right to adopt such plans and proposals subject to applicable regulatory requirements, if any; and to transfer securities of the Issuer directly and/or sell securities of the Issuer in the open market.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) According to the Issuer, there were 17,784,181 shares of Common Stock outstanding as of September 30, 2001. The LLC currently directly owns 4,116,711 shares of the Issuer's Common Stock, representing 23.1% of the outstanding Common Stock. Mr. Hambrecht directly owns 616,962 shares of Common Stock of the Issuer. Mr. Hambrecht, as the sole Manager of the LLC, has indirect beneficial ownership of the 4,116,711 shares of Common Stock owned by the LLC. Mr. Hambrecht also has a 15.3% ownership interest in WRH which owns 100% of the LLC. Accordingly, Mr. Hambrecht disclaims beneficial ownership of all shares of the Issuer held by the LLC other than with respect to 629,856 shares representing his proportionate ownership interest in the LLC.

      (b) The LLC, WRH, and Mr. Hambrecht each have shared voting power and dispositive power over the 4,116,711 shares of Common Stock held by the LLC.

      (c) Except as set forth below, neither Mr. Hambrecht, WRH nor the LLC has effected any transaction involving the Issuer's Common Stock since the Reporting Persons most recent filing on Schedule 13D.

      Subsequent to October 10, 2001, the LLC made the following open market purchases or sales of Common Stock (items 1 through 14 were purchases or sales made by the LLC in its capacity as market maker for the Common Stock and are a net of all market making transactions on that day with an average price). All dates shown are trade dates:

  1. Purchase of 15,000 shares of Common Stock on October 15, 2001 at $0.075 per share
  2. Purchase of 5,000 shares of Common Stock on October 31, 2001 at $0.125 per share
  3. Sell of 5,000 shares of Common Stock on November 1, 2001 at $0.14 per share
  4. Purchase of 12,000 shares of Common Stock on November 2, 2001 at $0.131 per share
  5. Purchase of 17,000 shares of Common Stock on November 8, 2001 at $0.126 per share
  6. Purchase of 10,000 shares of Common Stock on November 15, 2001 at $0.125 per share
  7. Purchase of 15,000 shares of Common Stock on November 19, 2001 at $0.125 per share
  8. Purchase of 14,861 shares of Common Stock on November 26, 2001 at $0.125 per share
  9. Purchase of 10,000 shares of Common Stock on November 27, 2001 at $0.125 per share
  10. Purchase of 32,000 shares of Common Stock on November 28, 2001 at $0.11 per share
  11. Purchase of 5,000 shares of Common Stock on November 29, 2001 at $0.11 per share
  12. Purchase of 10,000 shares of Common Stock on November 30, 2001 at $0.10 per share
  13. Purchase of 35,000 shares of Common Stock on December 4, 2001 at $0.122 per share
  14. Purchase of 19,100 shares of Common Stock on December 5, 2001 at $0.084 per share

      (d) Except as set forth in this Amended Statement, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer that are owned beneficially by the reporting persons.

      (e)  Item 5(e) is not applicable to this Amended Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           None.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           None.

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 13, 2001


                              /s/ William R. Hambrecht
                              ------------------------
                              William R. Hambrecht



                               W.R. HAMBRECHT + CO., LLC

                               By: William R. Hambrecht,
                               Manager

                               /s/ William R. Hambrecht
                               -------------------------
                               William R. Hambrecht



                               W.R. HAMBRECHT + CO., INC.

                               By: William R. Hambrecht,
                               President

                               /s/ William R. Hambrecht
                               -------------------------
                               William R. Hambrecht


                                  Page 11 of 11